AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 2026

 REGISTRATION NOS. 333-122901

 811-21719

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[]
PRE-EFFECTIVE AMENDMENT NO.	[]
POST-EFFECTIVE AMENDMENT NO. 1262	[X]
AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[]
AMENDMENT NO. 1275	[X]

INVESTMENT MANAGERS SERIES TRUST

(Exact Name of Registrant as Specified in Charter)

235 W. Galena Street

Milwaukee, WI 53212

(Address of Principal Executive Offices, including Zip Code)

Registrant's Telephone Number, Including Area Code: (626) 385-5777

Diane J. Drake

Mutual Fund Administration, LLC

2220 E. Route 66, Suite 226

Glendora, CA 91740

(Name and Address of Agent for Service)

COPIES TO:

Laurie Anne Dee

Morgan, Lewis & Bockius LLP

600 Anton Boulevard, Suite 1800

Costa Mesa, CA 92626

It is proposed that this filing will become effective (check appropriate box):

[X] immediately upon filing pursuant to paragraph (b) of Rule 485; or

[] on __________ pursuant to paragraph (b) of Rule 485; or

[] 60 days after filing pursuant to paragraph (a)(1) of Rule 485;

[] on __________ pursuant to paragraph (a)(1) of Rule 485; or

[] 75 days after filing pursuant to paragraph (a)(2) of Rule 485; or

[] on __________ pursuant to paragraph (a)(2) of Rule 485; or

[] on __________ pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:

[] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1262 (“Amendment”) to the Registration Statement on Form N-1A (File No. 333-122901) of the Investment Managers Series Trust (the “Trust”) (the “Registration Statement”) is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of updating certain exhibits listed under Item 28.

This Amendment consists of the following: (1) Facing sheet of the Registration Statement; and (2) Part C of the Registration Statement (including signature page). The Prospectus (Part A) and Statement of Additional Information (Part B) are incorporated by reference to the Prospectus and Statement of Additional Information filed pursuant to Rule 497(c) under the Securities Act on May 5, 2026, within five days of the effectiveness of Post-Effective Amendment No. 1261 to the Registration Statement on Form N-1A of the Trust, which was filed on April 30, 2026.

PART C: OTHER INFORMATION

WCM Funds

ITEM 28. EXHIBITS

(a)	(1)

Amended and Restated Agreement and Declaration of Trust of Registrant dated June 16, 2022 is incorporated herein by reference to Exhibit (a)(1) of Post-Effective Amendment No. 1182 to Registrant’s Registration Statement on Form N-1A filed with the Commission on July 26, 2022.

	(2)	Certificate of Trust of the Registrant dated February 15, 2005 is incorporated herein by reference to Exhibit (a)(2) of Post-Effective Amendment No. 14 filed with the Commission on March 31, 2006.

(3)

Certificate of Amendment to Certificate of Trust of the Registrant dated May 31, 2005 is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 14 filed with the Commission on March 31, 2006.

(4)

Certificate of Amendment to Certificate of Trust of the Registrant dated December 3, 2007 is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 29 filed with the Commission on December 5, 2007.

(5)

Certificate of Correction to Certificate of Trust dated November 23, 2009 is incorporated herein by reference to Exhibit (a)(5) of Post-Effective Amendment No. 73 filed with the Commission on December 30, 2009.

(6)

Amended Certificate of Designation of WCM Focused International Growth Fund is incorporated herein by reference to Exhibit (a)(9)(i) of Post-Effective Amendment No. 153 filed with the Commission on May 31, 2011.

(7)

Certificate of Designation of WCM Focused Emerging Markets Fund is incorporated herein by reference to Exhibit (a)(9)(ii) of Post-Effective Amendment No. 339 filed with the Commission on April 10, 2013.

(8)

Certificate of Designation of WCM International Small Cap Growth Fund is incorporated herein by reference to Exhibit (a)(10)(iii) of Post-Effective Amendment No. 654 filed with the Commission on July 17, 2015.

	(9)	Certificate of Designation of WCM Small Cap Growth Fund is incorporated herein by reference to Exhibit (a)(11) of Post-Effective Amendment No. 1030 filed with the Commission on August 15, 2019.

	(10)	Certificate of Designation of WCM China Quality Growth Fund is incorporated herein by reference to Exhibit (a)(13) of Post-Effective Amendment No. 1070 filed with the Commission on January 16, 2020.

(11)

Certificate of Designation of WCM Focused International Equity Fund (formerly, WCM Focused International Value Fund) is incorporated herein by reference to Exhibit (a)(16) of Post-Effective Amendment No. 1093 filed with the Commission on April 15, 2020.

(12)

Certificate of Designation of WCM Focused International Opportunities Fund is incorporated herein by reference to Exhibit (a)(18) of Post-Effective Amendment No. 1130 filed with the Commission on December 21, 2020.

(13)

Certificate of Designation of WCM Mid Cap Quality Value Fund (formerly, WCM Focused Mid Cap Fund) is incorporated herein by reference to Exhibit (a)(6) of Post-Effective Amendment No. 1239 filed with the Commission on November 26, 2024.

(14)

Certificate of Designation of WCM Focused Emerging Markets ex China Fund is incorporated herein by reference to Exhibit (a)(19) of Post-Effective Amendment No. 1183 filed with the Commission on August 19, 2022.

	(15)	Certificate of Designation of WCM Select Global Growth Fund is incorporated herein by reference to Exhibit (a)(17) of Post-Effective Amendment No. 1252 filed with the Commission on November 14, 2025.

(b)

By-Laws of Registrant as amended on January 9, 2008, March 25, 2009, December 5, 2013, March 10, 2016, and June 16, 2022 is incorporated herein by reference to Exhibit (b) of Post-Effective Amendment No. 1182 filed with the Commission on July 26, 2022.

(c)		Instruments Defining Rights of Security Holders is incorporated by reference to Registrant’s Agreement and Declaration of Trust and Bylaws.

(d)

Amended and Restated Investment Advisory Agreement dated January 30, 2026 is incorporated herein by reference to Exhibit (d) of Post-Effective Amendment No. 1253 filed with the Commission on January 28, 2026.

(e)		Distribution Agreement dated September 3, 2024 is incorporated herein by reference to Exhibit (e) of Post-Effective Amendment No. 1235 filed with the Commission on September 30, 2024.

	(1)	First Amendment to Distribution Agreement dated January 20, 2026 is incorporated herein by reference to Exhibit (e) of Post-Effective Amendment No. 1253 filed with the Commission on January 28, 2026.

(f)		Bonus or Profit Sharing Contracts is not applicable.

(g)		Custody Agreement dated January 14, 2008 is incorporated herein by reference to Exhibit (g) of Post-Effective Amendment No. 31 filed with the Commission on February 1, 2008.

	(1)	Amendment to Custody Agreement dated April 1, 2008 is incorporated herein by reference to Exhibit (g)(1) of Post-Effective Amendment No. 1256 filed with the Commission on February 25, 2026.

	(2)	Amendment to Custody Agreement dated October 29, 2015 is incorporated herein by reference to Exhibit (g)(2) of Post-Effective Amendment No. 1256 filed with the Commission on February 25, 2026.

	(3)		Amendment to Custody Agreement dated March 31, 2021 is incorporated herein by reference to Exhibit (g)(1) of Post-Effective Amendment No. 1145 filed with the Commission on March 29, 2021.

(h)	(1)

Amended and Restated Transfer Agency Agreement dated March 25, 2009 is incorporated herein by reference to Exhibit (h)(1) of Post-Effective Amendment No. 1256 filed with the Commission on February 25, 2026.

		(i)

Addendum to the Transfer Agency Agreement dated March 31, 2021 is incorporated herein by reference to Exhibit (h)(1)(i) of Post-Effective Amendment No. 1256 filed with the Commission on February 25, 2026.

	(2)

Amended and Restated Fund Accounting Agreement dated March 5, 2014 is incorporated herein by reference to Exhibit (h)(2)(i) of Post-Effective Amendment No. 490 filed with the Commission on March 28, 2014.

	(3)

Amended and Restated Co-Administration Agreement dated March 5, 2014 is incorporated herein by reference to Exhibit (h)(3)(i) of Post-Effective Amendment No. 490 filed with the Commission on March 28, 2014.

		(i)

Amendment to Co-Administration Agreement dated August 4, 2014 is incorporated herein by reference to Exhibit (h)(3)(ii) of Post-Effective Amendment No. 571 filed with the Commission on October 24, 2014.

	(4)

Amended and Restated Operating Expense Limitation Agreement dated January 30, 2026 is incorporated herein by reference to Exhibit (h)(4) of Post-Effective Amendment No. 1253 filed with the Commission on January 28, 2026.

	(5)		Amended and Restated Shareholder Service Plan is incorporated herein by reference to Exhibit (h)(5) of Post-Effective Amendment No. 1253 filed with the Commission on January 28, 2026.

	(6)

Fund of Funds Investment Agreement between Fidelity Rutland Square Trust II and the Registrant, on behalf of the WCM Focused International Growth Fund and WCM International Small Cap Growth Fund is incorporated herein by reference to Exhibit (h)(6) of Post-Effective Amendment No. 1261 filed with the Commission on April 30, 2026.

	(7)

Fund of Funds Investment Agreement between Natixis Sustainable Futures Funds and the Registrant, on behalf of the WCM Focused Emerging Markets Fund and WCM Focused International Growth Fund is incorporated herein by reference to Exhibit (h)(7) of Post-Effective Amendment No. 1261 filed with the Commission on April 30, 2026.

(i)	(1)

Opinion of Legal Counsel with respect to the WCM Focused International Growth Fund is incorporated herein by reference to Exhibit (i) of Post-Effective Amendment No. 153 filed with the Commission on May 31, 2011.

	(2)

Opinion of Legal Counsel with respect to the WCM Focused Emerging Markets Fundis incorporated herein by reference to Exhibit (i) of Post-Effective Amendment No. 369 filed with the Commission on June 28, 2013.

	(3)

Opinion of Legal Counsel with respect to the WCM International Small Cap Growth Fund is incorporated herein by reference to Exhibit (i) of Post-Effective Amendment No. 684 filed with the Commission on September 30, 2015.

	(4)

Opinion of Legal Counsel with respect to the WCM Small Cap Growth Fund is incorporated herein by reference to Exhibit (i) of Post-Effective Amendment No. 1048 filed with the Commission on October 29, 2019.

	(5)

Opinion of Legal Counsel with respect to the WCM China Quality Growth Fund is incorporated herein by reference to Exhibit (i) of Post-Effective Amendment No. 1092 filed with the Commission on March 31, 2020.

	(6)

Opinion and Consent of Legal Counsel with respect to the WCM Focused International Equity Fund (formerly, WCM Focused International Value Fund) is incorporated herein by reference to Exhibit (i)(vi) of Post-Effective Amendment No. 1114 filed with the Commission on June 25, 2020.

	(7)

Opinion and Consent of Legal Counsel with respect to the WCM Focused International Opportunities Fund is incorporated herein by reference to Exhibit (i)(vii) of Post-Effective Amendment No. 1142 filed with the Commission on March 4, 2021.

	(8)

Opinion and Consent of Legal Counsel with respect to the WCM Mid Cap Quality Value Fund (formerly, WCM Focused Mid Cap Fund) is incorporated herein by reference to Exhibit (i)(8) of Post-Effective Amendment No. 1182 filed with the Commission on July 26, 2022.

		(i)

Opinion of Legal Counsel with respect to the WCM Mid Cap Quality Value Fund’s Class Y Shares is incorporated herein by reference to Exhibit (i)(2) of Post-Effective Amendment No. 1239 filed with the Commission on November 26, 2024.

	(9)

Opinion and Consent of Legal Counsel with respect to the WCM Focused Emerging Markets ex China Fund is incorporated herein by reference to Exhibit (i)(8) of Post-Effective Amendment No. 1192 filed with the Commission on November 1, 2022.

	(10)

Opinion and Consent of Legal Counsel with respect to the WCM Select Global Growth Fund is incorporated herein by reference to Exhibit (i)(10) of Post-Effective Amendment No. 1253 filed with the Commission on January 28, 2026.

(j)			Consent of Independent Registered Public Accounting Firm is incorporated herein by reference to Exhibit (j) of Post-Effective Amendment No. 1261 filed with the Commission on April 30, 2026.

(k)			Not Applicable.

(l)	(1)

Subscription Agreement dated May 24, 2011 with respect to the WCM Focused International Growth Fund is incorporated herein by reference to Exhibit (l)(1) of Post-Effective Amendment No. 153 filed with the Commission on May 31, 2011.

	(2)

Subscription Agreement with respect to the WCM Focused Emerging Markets Fund is incorporated herein by reference to Exhibit (l) of Post-Effective Amendment No. 369 filed with the Commission on June 28, 2013.

(3)

Subscription Agreement with respect to the WCM Small Cap Growth Fund is incorporated herein by reference to Exhibit (l)(1) of Post-Effective Amendment No. 1048 filed with the Commission on October 29, 2019.

(4)

Subscription Agreement with respect to the WCM China Quality Growth Fund is incorporated herein by reference to Exhibit (l)(1) of Post-Effective Amendment No. 1092 filed with the Commission on March 31, 2020.

(5)

Subscription Agreement with respect to the WCM Focused International Equity Fund (formerly, WCM Focused International Value Fund) is incorporated herein by reference to Exhibit (l)(v) of Post-Effective Amendment No. 1114 filed with the Commission on June 25, 2020.

(6)

Subscription Agreement with respect to the WCM International Small Cap Growth Fund is incorporated herein by reference to Exhibit (l)(6)(vi) of Post-Effective Amendment No. 1118 filed with the Commission on August 28, 2020.

(7)

Subscription Agreement with respect to the WCM Focused International Opportunities Fund is incorporated herein by reference to Exhibit (l)(vii) of Post-Effective Amendment No. 1142 filed with the Commission on March 4, 2021.

(8)

Subscription Agreement with respect to the WCM Mid Cap Quality Value Fund (formerly, WCM Focused Mid Cap Fund) is incorporated herein by reference to Exhibit (l)(8) of Post-Effective Amendment No. 1182 filed with the Commission on July 26, 2022.

(i)

Subscription Agreement with respect to the WCM Mid Cap Quality Value Fund’s Class Y Shares is incorporated herein by reference to Exhibit (l)(2) of Post-Effective Amendment No. 1239 filed with the Commission on November 26, 2024.

(9)

Subscription Agreement with respect to the WCM Focused Emerging Markets ex China Fund is incorporated herein by reference to Exhibit (l)(8) of Post-Effective Amendment No. 1192 filed with the Commission on November 1, 2022.

(10)

Subscription Agreement with respect to the WCM Select Global Growth Fund is incorporated herein by reference to Exhibit (l)(10) of Post-Effective Amendment No. 1253 filed with the Commission on January 28, 2026.

(m)			Amended and Restated Rule 12b-1 Plan is incorporated herein by reference to Exhibit (m) of Post-Effective Amendment No. 1230 filed with the Commission on March 28, 2024.

(n)			Amended Multiple Class Plan Pursuant to Rule 18f-3 is incorporated herein by reference to Exhibit (n) of Post-Effective Amendment No. 1253 filed with the Commission on January 28, 2026.

(o)

Power of Attorney dated September 16, 2025 for Ashley Rabun, Charles Miller, William Young, James Ross, Jill Mavro and Maureen Quill is incorporated herein by reference to Exhibit (o) of Post-Effective Amendment No. 1249 filed with the Commission on September 24, 2025.

(p)	(1)	Code of Ethics of the Trust is incorporated herein by reference to Exhibit (p)(1) of Post-Effective Amendment No. 998 filed with the Commission on February 26, 2019.

	(2)	Code of Ethics of WCM Investment Management, LLC is incorporated herein by reference to Exhibit (p)(2) of Post-Effective Amendment No. 1261 filed with the Commission on April 30, 2026.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND

See the Statement of Additional Information.

ITEM 30. INDEMNIFICATION

Pursuant to Del. Code Ann. Title 12 Section 3817, a Delaware statutory trust may provide in its governing instrument for the indemnification of its officers and Trustees from and against any and all claims and demands whatsoever.

Reference is made to Article 8, Section 8.4 of the Registrant's Agreement and Declaration of Trust, which provides:

Subject to the limitations, if applicable, hereinafter set forth in this Section 8.4, the Trust shall indemnify (from the assets of the Series or Series to which the conduct in question relates) each of its Trustees, officers, employees and agents (including Persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter, together with such Person’s heirs, executors, administrators or personal representative, referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants' and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (iii) for a criminal proceeding, had reasonable cause to believe that his conduct was unlawful (the conduct described in (i), (ii) and (iii) being referred to hereafter as “Disabling Conduct”). A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnity was not liable by reason of Disabling Conduct by (a) a vote of a majority of a quorum of Trustees who are neither “interested persons” of the Trust as defined in Section 2(a)(19) of the 1940 Act nor parties to the proceeding (the “Disinterested Trustees”), or (b) an independent legal counsel in a written opinion. Expenses, including accountants' and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by one or more Series to which the conduct in question related in advance of the final disposition of any such action, suit or proceeding; provided that the Covered Person shall have undertaken to repay the amounts so paid to such Series if it is ultimately determined that indemnification of such expenses is not authorized under this Article 8 and (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested Trustees, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant has also entered into Indemnification Agreements with each of its trustees which provide that the Registrant shall advance expenses and indemnify and hold harmless each trustee in certain circumstances against any expenses incurred by a trustee in any proceeding arising out of or in connection with the trustee's service to the Registrant, to the maximum extent permitted by the Delaware Statutory Trust Act, the Securities Act of 1933 and the Investment Company Act of 1940, and which provide for certain procedures in connection with such advancement of expenses and indemnification.

Pursuant to the Distribution Agreement between the Trust and First Trust Portfolios L.P. (the “Distributor”), the Trust has agreed to indemnify, defend and hold the Distributor, and each of its present or former directors, members, officers, employees, representatives and any person who controls or previously controlled the Distributor within the meaning of Section 15 of the 1933 Act (“Distributor Indemnitees”), free and harmless (a) from and against any and all losses, claims, demands, liabilities, damages, charges, payments, costs and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages, charges, payments, costs or expenses and any counsel fees incurred in connection therewith) of any and every nature (“Losses”) which Distributor and/or each of the Distributor Indemnitees may incur under the 1933 Act, the 1934 Act, any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or based upon: (i) the inaccuracy of factual information furnished to the Distributor by the Trust or a Fund or the investment adviser, custodians, or other service providers of a Fund; (ii) any claim that the Registration Statement, Prospectus, statement of additional information, shareholder report, sales literature and advertisements approved for use by the Trust and/or the respective Fund’s investment adviser or other information filed or made public by the Trust relating to a Fund (as from time to time amended) including, but not limited to, such materials filed by the Distributor with FINRA or other regulatory authorities on behalf of the Trust and/or the respective Fund, included an untrue statement of a material fact or omission of a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the prospectus and statement of additional information, in light of the circumstances under which they were made) not misleading under the 1933 Act, the 1940 Act, or any other statute, regulation, self-regulatory organization rule or applicable common law, except to the extent the statement or omission was made in reliance upon, and in conformity with, information furnished by or on behalf of the Distributor in writing expressly for use in such materials; (iii) any wrongful act of the Trust or a Fund or any of their officers; (iv) any error of judgment or mistake of law or for any loss suffered by the Trust or a Fund in connection with the matters to which this Agreement relates; (v) the Trust’s or a Fund’s breach of any of its representations, warranties or covenants contained in this Agreement; (vi) the Trust’s or a Fund’s failure to comply with applicable laws or regulations; (vii) any liability of the Distributor resulting from a representation, covenant or warranty that the Distributor makes, or any indemnification that the Distributor provides, on behalf of the Trust or a Fund and in reliance on the Trust’s or a Fund’s representation, covenant or warranty in an intermediary agreement relating to the Trust or a Fund; (viii) the Distributor’s reliance on any instruction, direction, notice, instrument or other information that the Distributor reasonably believes to be genuine; (ix) loss of data or service interruptions caused by the Trust’s (or a Trust service provider’s) equipment failure; (x) the Distributor serving as distributor of a Fund pursuant to this Agreement; or (xi) any action taken or omitted by the Trust or a Fund prior to the effective date of this Agreement with respect to such Fund.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

With respect to the Advisor, the response to this Item is incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission (“SEC”). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

ITEM 32. FIRST TRUST PORTFOLIOS L.P.

Item 32 (a)	First Trust Portfolios L.P. (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

WCM Focused International Growth Fund (ticker symbols: WCMIX, WCMRX)
WCM Focused Emerging Markets Fund (ticker symbols: WCMEX, WFEMX)
WCM Focused Emerging Markets ex China Fund (ticker symbols: WCMWX, WCFEX)
WCM Focused International Opportunities Fund (ticker symbols: WCMOX, WCFOX)
WCM International Small Cap Growth Fund (ticker symbol: WCMSX)
WCM Small Cap Growth Fund (ticker symbols: WCMLX, WCMNX)
WCM China Quality Growth Fund (ticker symbols: WCMCX, WCQGX)
WCM Focused International Equity Fund (ticker symbols: WCMVX, WLIVX)
WCM Mid Cap Quality Value Fund (ticker symbols: WCMAX, WMIDX, WMVYX)
WCM Select Global Growth Fund (ticker symbols: WCSGX, WSGGX)

Item 32 (b)	The following are the officers of the Distributor. The Distributor’s main business address is 120 E. Liberty Drive, Suite 400, Wheaton, Illinois 60187.

Name	Positions and Offices with Principal Underwriter	Positions and Offices with Registrant
James A. Bowen	Chief Executive Officer	None
Andrew Roggensack	President	None
W. Scott Jardine	General Counsel	None
David G. McGarel	Chief Investment Officer, Managing Director, and Chief Operating Officer	None
James M. Dykas	Chief Financial Officer and Managing Director	None

Item 32 (c)	Not applicable.

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the following locations:

Records Relating to:	Are located at:
Registrant’s Transfer Agent, Fund Accountant and Co-Administrator	UMB Fund Services, Inc. 235 W. Galena Street Milwaukee, Wisconsin 53212
Registrant’s Co-Administrator	Mutual Fund Administration, LLC 2220 E. Route 66, Suite 226 Glendora, California 91740
Registrant’s Custodian	UMB Bank, n.a. 928 Grand Boulevard, 5th Floor Kansas City, Missouri 64106
Registrant’s Investment Adviser	WCM Investment Management 281 Brooks Street Laguna Beach, California 92651
Registrant’s Distributor	First Trust Portfolios L.P. 120 E. Liberty Drive, Suite 400 Wheaton, Illinois 60187

ITEM 34. MANAGEMENT SERVICES

Not applicable.

ITEM 35. UNDERTAKINGS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Milwaukee and State of Wisconsin, on the 5th day of May, 2026.

INVESTMENT MANAGERS SERIES TRUST

By:	/s/ Maureen Quill
Maureen Quill, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on the 5th day of May, 2026, by the following persons in the capacities set forth below.

Signature	Title

†
Ashley Toomey Rabun	Trustee

†
William H. Young	Trustee

†
Jill I. Mavro	Trustee

†
James Ross	Trustee

/s/ Maureen Quill
Maureen Quill	Trustee, President and Principal Executive Officer

/s/ Rita Dam
Rita Dam	Treasurer, Principal Accounting Officer and Principal Financial Officer

† By	/s/ Rita Dam
Attorney-in-fact, pursuant to power of attorney previously filed with Post-Effective Amendment No. 1249 on September 24, 2025.